Filed under Rule 424(b)(3), Registration Statement No. 333-202354
Final Pricing Supplement No. 2 - Dated Monday, May 18, 2015 (To Prospectus Dated May 1, 2015)

CUSIP Number	Aggregate Principal Amount	Price to Public	Gross Concession	Net Proceeds	Coupon Type	Coupon Rate	Coupon Frequency	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor’s Option	Product Ranking
06050WGX7	$4,634,000.00	100.000%	3.000%	4,494,980.00	Fixed	4.100% (Per Annum)	Semi-Annual	05/15/2040	11/15/2015	$19.82	Yes	Senior Unsecured Notes
Redemption Information: Non-Callable
Joint Lead Managers and Lead Agents: BofA Merrill Lynch, Incapital LLC Agents: Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Wells Fargo Advisors, LLC
Bank of America

Offering Dates: Tuesday, May 12, 2015 through Monday, May 18, 2015

Trade Date: Monday, May 18, 2015 @ 12:00 PM ET

Settlement Date: Thursday, May 21, 2015

Minimum Denomination/Increments: $1,000.00/$1,000.00

Initial trades settle flat and clear SDFS: DTC Book-Entry only

DTC Number 0235 via RBC Dain Rauscher Inc.

												Bank of America InterNotes Prospectus Dated 5-1-15

If the maturity date or an interest payment date for any note falls on the day that is not a business day (as that term is defined in the prospectus), the payment for that note will be made on the next succeeding business day, and no additional interest will accrue from, and after, the maturity date or interest payment date.

In the opinion of McGuireWoods LLP, as counsel to Bank of America Corporation (the “Company”), when the trustee has made an appropriate entry on Schedule 1 to the master registered global senior note that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of the Company, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, all in accordance with the provisions of the indenture governing the notes, such notes will be legal, valid and binding obligations of the Company, subject to the effect of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated February 27, 2015, which has been filed as an exhibit to the Company’s Registration Statement relating to the notes filed with the Securities and Exchange Commission on February 27, 2015.

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